Mail Stop 4561

      February 16, 2006




Anju Tandon
President and Chief Executive Officer
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY  10165

Re:	TNT Designs, Inc.
	Amendment No. 4 to Registration Statement on Form SB-2
      Filed February 7, 2006
	File No. 333-123941

Dear Mr. Tandon:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
The Offering, page 7
1. Refer to comment 1. Your disclosure continues to indicate that selling shareholders who "offer the common stock in privately negotiated transactions or at a fixed price of $0.10 until our shares are quoted" on the OTC Bulletin Board. Please revise to specifically state that selling shareholders will offer the shares at a fixed price of $0.10 until the shares are quoted on the OTC Bulletin Board and thereafter at market prices or privately negotiated prices.

Item 28.  Undertakings, page II-2

2. We note your response to comment 5; however, you disclosure does not include the disclosure required by Item 512(g). As such, we reissue our comment requesting that you revise your undertakings in accordance with the amendments thereto that became effective as of December 1, 2005. Specifically, we refer you to Item 512(g)(2) of Regulation S-B.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kristi Beshears, Staff Accountant, at (202) 551-3429 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at
(202)
551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel
cc:  	Levy & Boonshoft, P.C. (via fax)
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Anju Tandon
TNT Designs, Inc.
February 16, 2006
Page 2